August 21, 2008

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549-7010

RE:	CPG International Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

File No. 333-134089-08

Dear Mr. O’Brien:

This letter sets forth the response of CPG International Inc. (the “Company”) to the comment letter (the “Comment Letter”), dated August 7, 2008, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”) that was filed with the Commission on May 15, 2008.

In order to facilitate your review, we have repeated the text of your comments in bold in the original numbered sequence and our responses to those comments immediately follow.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 6. Selected Financial Data, page 24

1.

In future filings, please remove the combined presentation of the predecessor and successor periods in fiscal year 2005, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that is inconsistent with Item 10(e) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and the Company will remove the combined presentation of the predecessor and successor periods for the fiscal year 2005 in future filings, as applicable, commencing with our Form 10-K for the fiscal year ended December 31, 2008.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, page 29

2.

We note that you offer warranties on your products that range in length of 15 years to a lifetime. We further note that the AZEK products have only been on the market for eight years and the AZEK Deck products for four or five years. As you note, this limited history results in a high level of judgment to estimate your warranty reserves. Therefore, please revise your disclosure in future filings to provide a more detailed discussion of the method and critical assumptions used to estimate the reserve along with a sensitivity analysis of those assumptions. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

We acknowledge the Staff’s comment and the Company will revise its disclosure in future filings in response to the Staff’s comment. The Company supplementally advises the Staff that over the past few years it has experienced minimal warranty claims activity. The accounting estimates surrounding the Company’s warranty reserves are subject to change as each of the products covered by warranty continues to move through its life cycle and the Company further develops statistics and trends with respect to how these products sustain extended environmental conditions as well as normal wear and tear. Furthermore, there is additional uncertainty resulting from our ability to estimate the likelihood that consumers will exercise these warranties over time.

3.

We note that goodwill represents 48% of your total assets as of December 31, 2007. Given the significance of goodwill to your balance sheet, please revise your disclosure in future filings to provide a more detailed discussion of the following items related to your testing of goodwill for impairment:

•	Define the reporting unit level at which you test goodwill for impairment.
•	We note that you estimate the fair value of your reporting units using various methods including cash flow and profitability projections.
o

Describe each of the methodologies used, including sufficient information to enable a reader to understand how the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these different methods as being the most meaningful for the company in preparing their goodwill impairment analysis.

o

Disclose how you weight each of the methods, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently.

•

For each methodology, provide a description of the material assumptions used and the sensitivity of those assumptions. For example, such assumptions should include for a discounted cash flow method the discount rate, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum.

•	For any of your reporting units with fair values that do not materially exceed the carrying value, disclose the reporting unit’s carrying value, its goodwill, and the amount of headroom.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

We acknowledge the Staff’s comment and the Company will revise its disclosure in future filings in response to the Staff’s comment. The Company supplementally advises the Staff it will remove the references to the various methods used to estimate fair value of its reporting units that were contained in the 2007 Form 10-K. The significant estimates and assumptions used by management in assessing the reporting units’ fair value and the recoverability of Goodwill and other intangible assets are based on estimated discounted future cash flows of that unit. The profitability projections are used as an internal factor to evaluate whether or not a trigger event might have occurred. Accordingly, references to profitability projections will be removed from future filings. Also, please note in reference to our trended revenue growth range stated below of 5-30%, the high end range of growth is relative to the early expansion of our decking products and declines over the remainder of the projection. Finally, in response to the Staff’s comment, each of our reporting units has adequate headroom.

For your convenience, we have provided below the disclosure that we intend to include in future filings (changes are indicated in bold):

We account for costs of acquired assets in excess of fair value (“Goodwill”) in accordance with SFAS No. 142. In accordance with SFAS No. 142, management reviews Goodwill and other intangibles not subject to amortization for impairment annually, or when events or circumstances indicate that its value may have declined.

The evaluation, based on various analyses, addresses the impact on our existing business. We evaluate Goodwill annually at December 31 for impairment by comparing the fair value at the reporting unit level for both AZEK Building Products and Scranton Products, to its carrying value, including the Goodwill allocated to that reporting unit. The significant estimates and assumptions used by management in assessing the reporting units’ fair value and the recoverability of Goodwill and other intangible assets are based on estimated discounted future cash flows of that unit. Our approach is based on a reporting unit’s projection of operating results and cash flows that are discounted using a weighted average cost of capital. The basis for our cash flow assumptions includes historical and forecasted revenue, operating costs, and other relevant factors including estimated cash expenditures. Assumptions for this method included a discount rate of approximately 10%, as well as revenue growth rates consistent with historical trends, with consideration of current economic trends, ranging from 5% to 30%, relative to specific product lines, as well as increases in operating costs relative to the increases in revenues over five years. We assume a terminal growth rate after five years of approximately 5%, based upon the estimated growth of individual products and their projected growth cycles. Management believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating and cash flow performance.

The estimates of future cash flows, based on supportable projections, require management’s judgment. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain. In addition, management uses certain indicators to evaluate whether the carrying value of Goodwill and other intangible assets may not be recoverable, including current-period operating cash flow declines or any significant adverse change in the business climate that could affect the value of an entity.

Segment Results of Operations, page 35

4.	In future filings, please expand/revise your results of operations discussion for each period presented to address the following items, at a minimum:
•

Quantify the extent to which increases/decreases in volume, prices and/or the introduction of new products attributed to the increase or decrease in net sales. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, quantify the impact of other factors you identify that contributed to fluctuations, as appropriate. For example, you attribute the slight increase in Scranton Products’ net sales for fiscal year 2007 versus fiscal year 2006 to (a) declines in your partition line and industrial business line, which were offset by (b) growth in your locker systems.

•

Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, gross profit margins, selling, general and administrative expenses as a percentage of net sales, et cetera, including management’s outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. For example, Scranton Products’ net sales for fiscal year 2007 and the three-months ended March 31, 2008 have been negatively impacted by the integration of the Santana acquisition. Your disclosure should provide an explanation as to what the difficulties are in integrating Santana into your Scranton Products, what management is doing to address these difficulties and when such difficulties are expected to be resolved. Further, explain why there has been a decline in your industrial business line for Scranton Products and for AZEK Buildings Products.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Response:

We acknowledge the Staff’s comment and the Company will provide enhanced disclosures in the results of operations discussion of MD&A in future filings in response to the Staff’s comment. The Company will provide a more detailed analysis, including quantification, of those factors causing fluctuations in our results of operations from period to period, as well as a more thorough explanation of trends impacting our business.

Liquidity and Capital Resources, page 40

5.

We note that trade receivables and inventories is 27.8% and 47.5%, respectively, of total current assets as of December 31, 2007. We further note that you use inventory turnover days and accounts receivable days outstanding to evaluate your working capital management, as noted in your 2008 First Quarter Earnings Call presentation included in the May 14, 2008 Form 8-K. Please consider including the statistical information along with an analysis of any variations, as it may also be useful to users of your financial statements to evaluate your working capital management. Refer to Instructions 1 and 5 of paragraph 303(A) of Regulation S-K for guidance.

Response:

We acknowledge the Staff’s comment and the Company will expand the “Liquidity and Capital Resources” section of MD&A in future filings to include additional working capital statistics similar to those presented in our quarterly earnings presentations to investors. In particular, in accordance with the Staff’s comment, we will include inventory turnover days and accounts receivable days outstanding in order to provide working capital trends and statistics to the users of our financial statements.

1. Significant Accounting Policies, page F-8

General

6.

We note that during fiscal year 2005 your parent company established an equity compensation program for your executive officers and other key managers. However, you have not included your accounting policy or corresponding disclosures required by either APB 25, SFAS 123, SFAS 148 or SFAS 123R, as applicable. Please either include such disclosure in future filings, or tell us why you do not believe such disclosure is required. Please also tell us what consideration you have given to including the estimate of the fair value of the right for employees to acquire your parent company’s units as a critical accounting policy. Please provide us with the disclosure you intend to include in future filings.

Response:

We do not believe that we need to include the disclosures required under APB 25, SFAS 123, SFAS 148, or SFAS 123R as we do not consider our equity structure or incentive program to meet any of the criteria requiring such disclosure, since it does not constitute a stock compensation plan for the Company or any of its reporting subsidiaries.

The ownership structure of our parent company, CPG International Holdings LP (“Holdings”), a Delaware limited partnership, is comprised of two types of limited partnership units: Class A Units and Class B Units. The Class A Units are primarily held by AEA Investors LLC and other private equity investment firms, as well as our Chairman of the Board (who founded the business prior to the investment by AEA Investors LLC). The Class B Units are held by management and certain directors. The Class A Units and the Class B Units entitle the holders thereof to share in profits of Holdings.

We do not believe that the Class B Units issued by Holdings fall under the requirements of APB 25, SFAS 123, SFAS 148 or SFAS 123R because certain key aspects of these units are not characteristic of a stock compensation plan for the Company or any of its subsidiaries. Since Holdings acquired the Company in 2005, from time to time management has been granted the right to purchase Class B Units from Holdings at fair market value. These units are valued by AEA Investors LLC, based on an internal study that is updated annually. Management is given the opportunity to purchase these units at fair market value within a specified time period. If the units are not purchased during such time, then these individuals forfeit the right to purchase the units offered and will not have an opportunity to purchase these units again in the future. All of the Class B Units sold to management are generally subject to repurchase by Holdings at the lower of cost and fair market value upon termination of employment during the first year following their purchase. Thereafter, generally, 75% of such Class B Units are subject to repurchase by Holdings at the lower of cost and fair market value upon termination during the second year following their purchase, 50% during the third year and 25% during the fourth year. Interests which are not repurchasable for such amounts are nonetheless repurchasable by Holdings upon termination of employment for their then fair market value.

The Class B Units are sold to management to allow these individuals to benefit upon a future sale (or other disposition) of Holdings, assuming the value of these units has appreciated since the date of purchase. As discussed above, management is not able to sell these Class B Units back to Holdings unless employment is terminated, at which time recovery of their investment is limited to either fair market value or the lower of cost or fair market value in accordance with the terms previously summarized. Therefore, we believe that the nature of the Class B Unit program, which is not to reward management for past or present performance but rather to allow management to invest in Holdings at a price equivalent to the investment’s then fair market value, does not constitute stock based compensation for the Company or any of its subsidiaries. We recognize that if the Class B Units were to be offered at a price below fair market value there may be a compensation expense to be recognized by the Company.

The language in our future filings on Form 10-K under “Item 11. Executive Compensation” will be clarified around this matter as to the nature of the Class B Unit plan.

Product Warranties, page F-10

7.

In future filings, please revise your tabular reconciliation of the changes in your warranty liability to include the information requested in paragraph 14.b. of FIN 45. Please also provide the tabular reconciliation for each of the three reporting periods presented.

Response:

We acknowledge the Staff’s comment and the Company will revise its tabular reconciliation of the changes in warranty liability to meet the requirements of 14.b. of FIN 45 in future filings. The Company will also provide the tabular reconciliation of changes in the warranty liability for each reporting period presented.

3. Acquisition, page F-17

8.

In future filings, please provide all of the disclosures required by paragraph 51 of SFAS 141 for all material acquisitions during each of the periods presented. For the Procell acquisition, please disclose the components of the purchase price. For example, state the amount that was paid in cash, including how the cash payment was funded. Also, state the number of shares of the equity instrument for CPG International Holdings, LP issued, including the fair value assigned to those shares and how the fair value was estimated. Refer to paragraph 51.d. of SFAS 141 for guidance. For the Santana acquisition, it appears as though you should have provided the information required by paragraphs 51.b., 51.d., 51.e., 51.f., and 51.h. of SFAS 141. Please provide us with the disclosures you intend to include in future filings.

Response:

We acknowledge the Staff’s comment and the Company will provide all of the disclosures required by paragraph 51 of SFAS 141 for all material acquisitions during each of the reporting periods presented.

The Santana Acquisition was completed in April 2005, and will therefore no longer meet the disclosure requirements of paragraph 51 of SFAS 141 in any future filings because it will not fall into any periods to be presented in such filings.

With respect to the Procell Acquisition, in response to the Staff’s comment, the Company included the following disclosure in its Form 10-Q for the quarter ended June 30, 2008 (filed on August 14, 2008), which the Company also plans to include in its future filings, as applicable:

On January 31, 2007, CPG acquired 100% of the outstanding equity of Pro-Cell, LLC (“Procell”), which owned and operated Procell Decking Systems for a purchase price of $77,324,000. In order to fund the Procell Acquisition, CPG issued an additional $33,000,000 aggregate principal amount of Floating Rate Notes on January 31, 2007. The remainder of the purchase price was funded through capital contributions of approximately $34,900,000 with the remainder of the balance funded through operating cash flow. The Procell Acquisition was accounted for as a purchase business combination in accordance with SFAS 141, Business Combinations.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on fair values as of the date of the transaction, including a portion of which was capitalized to the balance sheet as goodwill. The purchase price was subject to final determination, including a cash payment, as well as additional equity in CPG International Holdings, LP (“Holdings”) to the former owners of Procell based upon the Company’s achievement of certain financial and operating targets for the year ended December 31, 2007. The Company’s management recorded $12,333,000 as the contingent cash payment under the terms of the purchase agreement, of which $9,654,000 was paid in April 2008. The remaining balance of approximately $2,727,000 was paid in July 2008. The former owners received 2,517.42 A units in Holdings, valued at $5,689,000. These shares were issued in April 2008. The value was based on a current valuation of Holdings A units.

A valuation study was performed, which resulted in changes in property and equipment and the recording of intangible assets including customer relationships and proprietary technology amortizable on an accelerated basis over the next ten and fifteen years respectively, and non-compete agreements, amortizable over the next five years. The amount allocated to goodwill is reflective of the future benefit the Company is expecting to realize from the Procell Acquisition, including strategic growth opportunities within AZEK Building Products, as well as additional product offerings. Procell’s results of operations, subsequent to January 31, 2007, are reported as part of the AZEK Building Products business unit. The amount allocated to goodwill is expected to be deductible for tax purposes.

The following table summarizes the allocation of fair values of Procell’s assets acquired and liabilities assumed at the date of acquisition, as follows:

		At February
(Dollars in thousands)		1, 2007

Purchase price		$72,072
Transaction costs		5,252
		77,324
Less:
Cash and cash equivalents	$1,075
Accounts Receivable	2,593
Inventory	2,248
Other current assets	6
Deferred tax asset	482
Property, plant and equipment	12,465
Intangible assets:
Proprietary technology	7,300
Customer relationships	2,200
Non-compete agreement	2,400
Total assets acquired	30,769
Accounts payable assumed	2,883
Capital lease obligation assumed	3,421
Other liabilities assumed	2,234
Total liabilities assumed	8,538
		(22,231)
Goodwill (excess purchase price over net asset value)		$55,093

With respect to our most recent acquisition of Composatron Manufacturing Inc., completed in February 2008, the Company plans to include in its future filings, as applicable:

On February 29, 2008, the Company purchased 100% of the outstanding stock of Compos-A-Tron Manufacturing Inc. (“Composatron”) for $30,364,000. If certain financial targets are met in 2008, that purchase price may increase by approximately CAD $4,000,000 in cash (approximately $3,960,000 USD at June 30, 2008) to the former owners, based on meeting certain operating targets in 2008. Composatron was a privately held manufacturer of Premier and Trademark Railing Systems, leading composite railing solutions for the residential housing market. The Company borrowed approximately $25,000,000 under the Term Loan as part of the financing for the Composatron Acquisition. The remaining funds came from the Company’s operations. The Composatron Acquisition is accounted for as a purchase business combination in accordance with SFAS No.141, Business Combinations.

The purchase price is allocated on a preliminary basis to the tangible and intangible assets acquired and liabilities assumed based on relative fair values as of the date of the transaction, including a portion of which was capitalized to the balance sheet as goodwill.

The purchase price is subject to final determination as well as final working capital adjustments. A valuation study is currently being performed on land, buildings and equipment acquired, as well as intangible assets such as patented technology, trademarks and customer relationships, which will change the purchase price allocation and may result in additional depreciation of property and equipment and amortization of identifiable intangible assets over their estimated useful lives. The Company is also in the process of evaluating the fair market value of inventory which may impact the purchase price allocation. The amount allocated to goodwill is reflective of the future benefit the Company is expecting to realize from the Composatron Acquisition, including strategic growth opportunities within AZEK Building Products and additional product offerings. Composatron’s results of operations, subsequent to February 29, 2008, are reported as part of the AZEK Building Products business unit. The amount allocated to goodwill is not expected to be deductible for tax purposes.

The following table summarizes the preliminary allocation of fair values of Composatron’s assets acquired and liabilities assumed at the date of acquisition, as follows:

		At March 1,
(Dollars in thousands)		2008

Purchase price		$30,364
Transaction costs		1,229
		31,593
Less:
Cash and cash equivalents	$466
Accounts receivable	5,481
Inventory	4,516
Other current assets	497
Other assets	398
Property, plant and equipment	11,147
Total assets acquired	22,505
Accounts payable assumed	3,326
Other liabilities assumed	1,077
Total liabilities assumed	4,403
		(18,102)
Goodwill (excess purchase price over net asset value)		$13,491

9.

In future filings, please either name the independent third party performing a valuation study of the fair value of Procell’s assets and liabilities along with any other reference to a third party expert or remove your reference to such experts in your disclosures throughout the Form 10-K. We remind you that if you refer to experts in any filings under the 1933 Securities Act or filings that are incorporated by reference, you also must include their consent. Refer to Section 436(b) of Regulation C for guidance.

Response:

We acknowledge the Staff’s comment and beginning with the Company’s Form 10-Q for the quarter ended June 30, 2008 (filed on August 14, 2008) we have decided to remove all references to the use of an independent third party valuation firm.

6. Goodwill and Intangible Assets – Net, page F-19

10.	In future filings, please provide the rollforward for goodwill by reportable segment in addition to the consolidated presentation. Refer to paragraph 45 of SFAS 142 for guidance.

Response:

We acknowledge the Staff’s comment and under the guidance of paragraph 45 of SFAS 142 we will provide a rollforward for goodwill by reportable segment in addition to the consolidated presentation for all periods presented in future filings.

* * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K and the Form 10-Q;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K and the Form 10-Q; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do not hesitate to call me at (570) 558-8001.

Sincerely,

/s/ Scott Harrison
Executive Vice President and Chief Financial Officer

cc:	Tracey Houser (Securities and Exchange Commission)
Jeanne Baker (Securities and Exchange Commission)
Gregory Kirk (Deloitte & Touche LLP)

Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)